UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 3)


(Name of Issuer) 		 American Community Properties Trust
(Title of Class of Securities)	  CL A
I (CUSIP Number)		  02520N106
..,
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


                        Paul J. Isaac
			75 Prospect Avenue
			Larchmont, New York  10538
			(914) 834-3925


(Date of Event which Requires Filing of this Statement)

                         March 03, 2009


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-l(e), 240.13d-l(t) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d- 7 for other parties to whom copies are to be sent.

The remainder of this coverpage shall be filled out for a reporting person's initial filing on thisform with respect to the subject class of securities, and for any subsequentamendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (" Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.  02520N106

1.       Names of Reporting Persons.   I.R.S. Identification Nos. of above
persons (entities only)

Paul J. Isaac 		 	(principle reporting person)


2. Check the Appropriate Box if a Member of a Group (see instructions)

(a)
(b)  X


3.        SEC Use Only


4.	Source of Funds (See Instructions)

PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2 (e).

No

6.	Citizenship or Place of Organization

	New York and Delaware

7. Sole Voting Power	73,450  (Paul J. Isaac)

8.  Shared Voting Power

35,800  (Abigail E. Isaac)
15,500 	(Johanna H. Isaac)
16,800 	(Samuel F. Isaac)
 2,000  (Karen C. Isaac)
220,200	(Isaac Brothers, L.L.C.)
12,250	(Isaac Grandchildren's Trust)
 5,000  (Marjorie S. Isaac u/w/o Irving H. Isaac Marital Trust

Reporting Person disclaims beneficial interest in 14,300 shares held by Benjamin Isaac

9. Sole Dispositive power

 73,450     (Paul J. Isaac)
337,937     (Arbiter Partners, L.P.)

10. Shared Dispositive Power

35,800  (Abigail E. Isaac)
15,500 	(Johanna H. Isaac)
16,800 	(Samuel F. Isaac)
 2,000  (Karen C. Isaac)
220,200	(Isaac Brothers, L.L.C.)
12,250	(Isaac Grandchildren's Trust)
 5,000  (Marjorie S. Isaac u/w/o Irving H. Isaac Marital Trust)



11. Aggregate Amount Beneficially Owned by Each Reporting Person

73,450      Paul J. Isaac

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)

NA
13. Percent of Class Represented by Amount in Row (11)

 1.40% 		Paul J. Isaac
  .68%	 	Abigail E. Isaac
  .30%		Johanna H. Isaac
  .32%		Samuel F. Isaac
  .04%		Karen C. Isaac
 4.21%		Isaac Brothers, L.L.C.
  .23%		Isaac Grandchildren's Trust
  .10%		Marjorie S. Isaac u/w/o Irving H. Isaac Marital Trust
 6.46%		Arbiter Partners, L.P.

14. Type of Report Person (see instructions)

IN =  Paul J. Isaac
IN =  Abigail E. Isaac
IN =  Johanna H. Isaac
IN =  Samuel F. Isaac
IN =  Karen C. Isaac
PN =  Isaac Brothers, L.L.C.
OO =  Isaac Grandchildren's Trust
OO =  Marjorie S. Isaac u/w/o Irving H. Isaac Marital Trust
PN =  Arbiter Partners, L.P.




Item 1. Security and Issuer


American Community Properties Trust - CL A
	222 Smallwood Village Center
	St. Charles, MD 20602
	(301) 843-8600

Item 2. Identity and Background

 (a) Name	Isaac Brothers,  L.LC.
		Isaac Grandchildren's Trust
		Majorie S. Isaac u/w/o Irving H. Isaac Marital Trust
		Arbiter Partners, L.P.

(b) Residence or business address

	Isaac Brothers, L.L.C.
	75 Prospect Avenue
	Larchmont, New York 10538

		Paul J. Isaac - manager
		Daniel H Isaac - member
		Frederick J. Isaac - member


	Isaac Grandchildren's Trust
	75 Prospect Avenue
	Larchmont, New York 10538

		Paul J. Isaac- manager
		Abigail E. Isaac - grandchild
		Johanna H. Isaac - grandchild
		Samuel F. Isaac  - grandchild
		Benjamin J. Isaac -grandchild


        Majorie S. Isaac u/w/o Irving H. Isaac Marital Trust
	75 Prospect Avenue
	Larchmont, New York 10538

		Paul J. Isaac - manager
		Marjorie s. Isaac - member




	Arbiter Partners, L.P.
	149 Fifth Avenue, 15th Floor
	New York, New York  10010

		Paul J. Isaac - manager



(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

	Isaac Brothers, L.L.C.
	C/O Cadogan Management LLC
	149 Fifth Avenue, 15th Floor
	New York, New York 10010

	Isaac Grandchildren's Trust
	C/O Cadogan Management LLC
	149 Fifth Avenue, 15th Floor
	New York, New York 10010

	Majorie S. Isaac u/w/o Irving H. Isaac Marital Trust
	C/O Cadogan Management LLC
	149 Fifth Avenue, 15th Floor
	New York, New York 10010

	Arbiter Partners, L.P.
	149 Fifth Avenue, 15th Floor
	New York, New York 10010



(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction,name and location of court, and penalty imposed, or other disposition of the case;

	None

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securitieslaws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment; decree or final order; and

	None

(f) Citizenship.
	United States

Item 3. Source and Amount of Funds or Other Consideration

Purchases were made with cash for personal investment.

Purchases for Arbiter Partners, L.P., a securities investment partnership, were made with cash for partnership investment

Item 4. Purpose of Transaction

The purchase of 73,450 shares of CL-A security of American Community Properties from the Issuer from 2002 until the present was made for investment purposes. There may be further purchases of the stock from the Issuer for personal investment purposes.

The purchase of 337,937 shares of CL-A security of American Community Properties from the Issuer from June 2005 until the present was made for investment purposes. There may be further purchases of the stock from the Issuer for personal investment purposes.

Item 5. Interest in Securities of the Issuer


(a) State the aggregate number and percentage of the class of securities identified pursuant to Item I (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

Isaac Brothers, L.L.C. holds 220,200 of the issued CL-A shares of the Issuer, or 4.21% (Paul J. Isaac, Daniel H. Isaac and Frederick J. Isaac).

Isaac Grandchildren's Trust holds 12,250 of the issued CL-A shares of the Issuer, or.23% (Abigail E. Isaac, Johanna H. Isaac, Samuel F. Isaac, all minor children of Paul J. Isaac, and Benjamin J. Isaac, Mr. Isaac's adult son).

Marjorie S. Isaac u/w/o Irving H. Isaac Marital Trust holds 5,000 of the issued CL-A shares of the Issuer, or .10% (Paul J. Isaac and Marjorie
S. Isaac)

Arbiter Partners, L.P. holds 337,937 of the issued CL-A shares of the Issuer, or 6.46%


(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

220,200 shared power to vote and shared power to dispose for Isaac Brothers, L.L.C. (Paul J. Isaac, manager and Daniel H. Isaac, member and Frederick J. Isaac, member

12,250 shared power to vote and shared power to dispose for Isaac
Grandchildren's Trust(Abigail E. Isaac, Johanna H. Isaac, Samuel F. Isaac,all minor children of Paul J. Isaac, and Benjamin J. Isaac, Mr. Isaac's adult son).

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of
 Schedule 13D (240.13d-191 ), whichever is less, by the persons named in response to paragraph (a). Instruction. The description of a transaction required by Item 5(c)shall include, but not necessarily be limited to: ( I) the identity of the person covered by Item 5( c ) who effected the transaction;
 (2) the date of the transaction; (3) the amount of securities involved;
 (4) the price per share or unit; and (5) where and how the transaction was effected.



	For Arbiter Partners, L.P.:

	         900 shares were purchased on January 22, 2009 at the price per
	       share of $3.44
               1,254 shares were purchased on February 10, 2009 at the price per share of $4.18
               4,000 shares were purchased on February 19, 2009 at the price per share of $4.18
                  50 shares were purchased on February 26, 2009 at the price per
	       share of $4.09
             132,900 shares were purchased on March 3, 2009 at the price per
	       share of $3.51


               via Goldman Sachs Execution Clearing/SLK and initiated by Paul J. Isaac

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan,pension fund or endowment fund is not required.


        Paul J. Isaac has the power to direct the receipt of dividends from or the proceeds from the sale of such Securities. He currently owns 1.40% of the stock



(e) If applicable, state the date on which the reporting person ceased to be the beneficial ownerof more than five percent of the class of securities. Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3( d)( I) and the note thereto.

	none

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person , as one of the Executors of his
father's will and manager of the Isaac Brothers L.L.C. partnership, is understoodby the family to have power to vote dispositive power over the
securities purchased from this issuer.   Please see Item 7 below for Exhibits.


Item 7. Material to Be Filed as Exhibits

NA

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 05, 2009

Paul J. Isaac

Manager, Isaac Brothers L.L.C and Arbiter Partners, L.P.